UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-08207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Home Depot FutureBuilder for Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Home Depot FutureBuilder for Puerto Rico:
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Atlanta, Georgia
June 26, 2009

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$4,165,320	$4,387,526
Participant loans	842,526	787,354
Due from broker	483	—

Total assets	5,008,329	5,174,880

Liabilities:
Accrued liabilities	2,214	1,747
Due to broker	—	3,120

Total liabilities	2,214	4,867

Net assets available for benefits before adjustments	5,006,115	5,170,013

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	228,714	9,957

Net assets available for benefits	$5,234,829	$5,179,970

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Net depreciation in fair value of investments	$(766,217)	$(658,676)
Interest and dividend income	186,725	108,299

Total investment loss	(579,492)	(550,377)

Contributions:
Participants	826,623	784,050
Employer	553,486	522,799

Total contributions	1,380,109	1,306,849

	800,617	756,472

Deductions from net assets attributed to:
Benefits paid to participants	722,136	496,058
Administrative expenses	23,622	29,303

Total deductions	745,758	525,361

Net increase	54,859	231,111

Net assets available for benefits:
Beginning of year	5,179,970	4,948,859

End of year	$5,234,829	$5,179,970

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the Plan). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering substantially all associates of Home Depot Puerto Rico, Inc. (the Company) working and residing in Puerto Rico. The Company is a wholly-owned subsidiary of Home Depot PR Holdings, Inc., which is owned by Home Depot International, Inc. (HDI). HDI is, in turn, a wholly-owned subsidiary of The Home Depot, Inc. (the Parent Company).

Associates are eligible to participate in the Plan for purposes of making elective deferrals after completing 90 days of service. Participants are eligible for the Company’s matching contributions, and temporary associates are eligible to make elective deferrals, on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, associates who are not bona fide residents of Puerto Rico, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is intended to qualify under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (PRIRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Parent Company, and Banco Popular de Puerto Rico has been appointed the trustee of the Plan.

(b)	Contributions

Participants may contribute up to 10% of annual compensation, on a pretax basis as defined in the Plan, subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Section 1165(a) of the PRIRC. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Additional amounts may be contributed at the option of the Administrative Committee.

The default for investment of the Company’s matching contribution if no direction is given is the participant’s current investment election with respect to elective contributions. If the participant has made no affirmative investment election with respect to elective contributions, the default was the Barclays Global Investors (BGI) Balanced Fund prior to November 6, 2008 and the appropriate LifePath Fund based on the participant’s age effective on and after November 6, 2008.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(c)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting

Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. A participant is 100% vested after three years of vesting service. A participant becomes 100% vested in the Company’s matching and discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

(e)	Distributions

Upon death, disability, or termination of service for any other reason, hardship, or attaining age 59 1/2, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Parent Company stock in accordance with the terms of the Plan.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance in the preceding 12 months or 50% of their total vested account balance. Loan terms range from one to four years. The loans bear interest at a rate equal to the prime rate plus 1% at the time of loan. Participant loans are carried at amortized cost.

(g)	Forfeited Accounts

Forfeited nonvested account balances are used to pay Plan expenses or reduce future employer contributions. In 2008 and 2007, employer contributions were reduced by forfeitures of $10,873 and $12,454, respectively.

(h)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all other administrative costs not paid by the Company.
(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(b)	Investment Valuation and Income Recognition

Shares of registered investment companies and the TimesSquare Mid-Cap Growth Strategy Fund and the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JP Morgan Stable Value Fund is valued as described below. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Parent Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date.

The JP Morgan Stable Value Fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the statements of net assets available for benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s investments include funds, which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(e)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value, with the exception of the Plan’s fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.
(3)	JP Morgan Stable Value Fund

The Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit-responsive investment contracts. As a result of the FSP, the Plan’s investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value of $228,714 and $9,957 as of December 31, 2008 and 2007, respectively. The fair value of the Fund as of December 31, 2008 and 2007 was $1,843,459 and $1,335,159, respectively. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.

A synthetic guaranteed investment contract (GIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Aegon, Bank of America, Royal Bank of Canada and State Street Bank with credit ratings of AA, AA-, AA- and AA, respectively). The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The Plan’s interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying these Fund’s ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturing of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reporting in the Statements of Net Assets Available for Benefits.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
The average market yield of the Fund for the years ended December 31, 2008 and 2007 was 5.48% and 6.63%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2008 and 2007 was 3.27% and 5.52%, respectively.

(4)	Puerto Rico Income Taxes

The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated January 4, 1999 and April 13, 2005, that the Plan is designed in accordance with applicable sections of the PRIRC. The Plan has been amended since receiving the last determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(6)	Investments

The Plan’s investments are held in a Master Trust by The Northern Trust Company as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the assets and the Plan’s investment options follows:
•	The Home Depot, Inc. Common Stock Fund — Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	JP Morgan Stable Value Fund — Fund is a separate account that invests in high quality fixed income securities.

•	TimesSquare Mid-Cap Growth Strategy Fund — Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•	BGI Equity Index Stock Fund — Fund is a collective trust that invests in the common stocks included in Standard & Poor’s 500 Index.

•	Dodge & Cox Stock Fund — Fund invests in a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued but have favorable long-term growth prospects.

•	Dodge & Cox International Stock Fund — Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies, which will provide long-term growth.

•	T. Rowe Price Small-Cap Stock Fund — Fund invests in a registered investment company that invests in common stocks of small, fast-growing companies that are believed to offer strong potential earnings growth or are undervalued.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
•	BGI LifePath Portfolios — Fund is a collective trust that invests in stocks, bonds and money market instruments.

•	BGI U.S. Debt Index Fund — Fund is a collective trust that invests in U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•	BGI Balanced Fund — Fund is a synthetic fund that invests approximately 60% of assets in the BGI Equity Index Stock Fund (which invests in equity securities — stocks) with the remainder of the fund in the BGI U.S. Debt Index Fund (which invests in fixed income securities — bonds).

•	Schwab PCRA — The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments. The brokerage window was first offered as of September 17, 2008.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008	2007
JP Morgan Stable Value Fund	$1,843,459	$1,335,159
The Home Depot, Inc. Common Stock Fund	1,207,376	1,715,966
BGI Equity Index Stock Fund	290,235	402,172
Dodge & Cox International Stock Fund	178,632	311,461
During 2008 and 2007, the Plan’s investments (depreciated) appreciated in fair value as follows:

	2008	2007
Net (depreciation) appreciation in fair value:
The Home Depot, Inc. Common Stock Fund	$(257,116)	$(774,358)
Separate accounts	(80,084)	22,358
Collective trust funds	(157,761)	26,228
Registered investment funds	(271,256)	67,096

Net depreciation in fair value	$(766,217)	$(658,676)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(7)	Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder holding the remaining interest.

Summarized financial information of the Master Trust as of December 31, 2008 and 2007 is as follows:

	2008	2007
Assets:
Investments
The Home Depot, Inc. Common Stock Fund	$474,421,344	$589,844,807
Separate accounts	660,675,703	623,188,604
Collective trust funds	410,446,569	444,609,398
Registered investment funds	332,472,633	648,136,559
Brokerage window	6,328,356	—

Total investments	1,884,344,605	2,305,779,368

Participant loans	133,950,919	135,204,221

Receivables:
Participant contributions receivable	—	41,366
Employer contributions receivable	—	7,370
Due from broker	193,677	—
Other receivables	282,357	250,664

Total receivables	476,034	299,400

Total assets	2,018,771,558	2,441,282,989

Liabilities:
Accrued liabilities	887,723	831,440
Due to broker	—	1,486,196

Total liabilities	887,723	2,317,636

Net assets available for benefits before adjustments	2,017,883,835	2,438,965,353
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	38,373,404	1,763,733

Net assets available for benefits	$2,056,257,239	$2,440,729,086

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
Net assets, investment (loss) income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment (loss) income for the Master Trust for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments:
The Home Depot, Inc. Common Stock Fund	$(82,526,024)	$(306,720,817)
Separate accounts	(121,161,528)	48,609,884
Collective trust funds	(121,384,778)	19,623,860
Registered investment funds	(273,389,536)	1,399,226
Brokerage window	(289,899)	—

Net depreciation in fair value of investments	(598,751,765)	(237,087,847)
Dividends and interest income	57,810,521	61,276,345

Total investment loss	$(540,941,244)	$(175,811,502)

(8)	Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). The provisions of SFAS 157 are effective for the Plan as of January 1, 2008. SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 — inputs use unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 — inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation.

The following table sets forth by level within the fair value hierarchy the Master Trust’s investments measured at fair value on a recurring basis, as of December 31, 2008. As required by SFAS 157, investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
The Home Depot, Inc. Common Stock Fund	$474,421,344	$—	$—	$474,421,344
Separate accounts	222,795,434	437,880,269	—	660,675,703
Collective trust funds	—	410,446,569	—	410,446,569
Registered investment funds	332,472,633	—	—	332,472,633
Brokerage window	6,328,356	—	—	6,328,356

Total investments at fair value	$1,036,017,767	$848,326,838	$—	$1,884,344,605

The Plan’s interest in the Master Trust investment in the JP Morgan Stable Value Fund is the only separate account investment within Level 2.

(9)	Related-Party Transactions

Certain Plan investments include shares of common stock issued by the Parent Company. At December 31, 2008 and 2007, the Plan held a combined total of 52,449 and 63,696 shares valued at approximately $23.02 and $26.94 per share, respectively. Additionally, dividends received by the Plan include dividends paid by the Parent Company totaling $49,794 and $62,351 for the years ended December 31, 2008 and 2007, respectively. These transactions constitute party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Plan Sponsor.

(10)	Plan Amendments and Other Plan Changes

Effective June 29, 2007, the Administrative Committee of the plan adopted an amendment to (i) allow participants age 50 or older to make catch-up contributions, (ii) lower the minimum age for voluntary in-service withdrawals from age 65 to age 59 1/2, (iii) grant the Investment Committee of the Plan the authority to appoint and monitor the trustee, and (iv) appoint the Administrative and Investment Committees of the Plan as the Plan’s “named fiduciary.”

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2008 and as filed for 2007):

	2008	2007
Net assets available for plan benefits	$5,234,829	$5,179,970
Participant withdrawals payable	(3,625)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(228,714)	(9,957)

Net assets available for plan benefits — Form 5500	$5,002,490	$5,170,013

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2008 and as filed for 2007):

	2008	2007
Increase in net assets per statement of changes in net assets available for plan benefits	$54,859	$231,111
Participant withdrawals payable	(3,625)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(218,757)	(9,957)

Net (loss) income — Part II Line K Form 5500	$(167,523)	$221,154

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

				Current
	Identity of issue		Description of investment	value
*	The Home Depot, Inc. Common Stock	52,449	shares of common stock	$1,207,376
	JP Morgan Stable Value	1,843,459	units of separate account	1,843,459
	TimesSquare Mid-Cap Growth Strategy Fund	6,173	units of separate account	158,532
	BGI Equity Index Stock Fund	9,927	units of collective trust	290,235
	Dodge & Cox Stock Fund	1,282	shares of registered investment company	95,344
	Dodge & Cox International Stock Fund	8,157	shares of registered investment company	178,632
	T. Rowe Price Small-Cap Stock Fund	4,168	shares of registered investment company	80,775
	BGI LifePath Portfolios	22,257	units of collective trust	168,902
	BGI U.S. Debt Index Fund	9,307	units of collective trust	142,065
	Participant loans		loans with interest rates generally ranging
			from 6.0% to 9.25% and maturity dates
			through December 27, 2012	842,526

	Total			$5,007,846

* Indicates party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009	The Home Depot FutureBuilder for Puerto Rico

/s/ Richard I. Johnson

	By:	Richard I. Johnson
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

/s/ Rebecca I. Flick

	By:	Rebecca I. Flick
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

/s/ Timothy A. Hourigan

	By:	Timothy A. Hourigan
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm